W. Thomas Conner Shareholder +1 202 312 3331 tconner@vedderprice.com

Chicago New York Washington, DC London San Francisco Los Angeles Singapore Dallas vedderprice.com

March 30, 2022

VIA EDGAR SUBMISSION Mr. J. Nolan McWilliams Division of Corporation Finance U.S. Securities & Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:
Teucrium Commodity Trust
Teucrium Agricultural Fund
Registration Statement on Form S-1 (File No. 333-263450)

Dear Mr. McWilliams:

On behalf of the sponsor, Teucrium Trading LLC (the “Sponsor”), and the Teucrium Agricultural Fund (the “Fund”), a series of the Teucrium Commodity Trust (the “Trust”), we are responding to your comments dated March 24, 2022 in regards to the Fund’s registration statement on Form S-1 filed on March 10, 2022 (“Registration Statement”). All capitalized terms not defined herein shall have the meaning assigned to them in the Registration Statement, and any page references refer to the Registration Statement. For convenience, your comment is restated below, with the response following.

General

1.
Comment: Please prominently discuss here and in Market Outlook on page 66 the impacts of current geopolitical events on the corn, soybean, sugar and wheat markets by quantifying, to the extent information is available, the prices of the commodities, the prices of futures contracts of the underlying funds, the extent to which the respective commodities’ futures markets are experiencing backwardation, the price of shares of such funds, and the increased trading volume of the futures and the shares of such funds as of the most recent practicable date.

Response:                          The Fund has added the requested disclosure as follows:

“To place the impacts of the geopolitical events described above in context, the following table compares the percentage change in Underlying Funds’ commodity prices, the price of the futures contracts, the price of the Funds’ shares, and the increased trading volume of futures in the twenty trading days prior to the date of the Russian invasion of Ukraine (January 27, 2022 to February 23, 2022), compared to the twenty trading days following (February 24, 2022 to March 23, 2022).

Recent geopolitical events have also impacted the level of “backwardation” experienced by the Funds. As illustrated by the tables below, the Russian invasion and related developments have placed upward pressure on the price of the Underlying Fund commodities and the commodity futures contracts. As a result, near to expire contracts trade at a higher price than longer to expire contracts, a situation referred to as “backwardation.” Putting aside the impact of the overall movement in prices of each commodity and futures contracts, the Benchmark Component Futures Contracts (the futures contracts that the Fund invests in to achieve its investment objective) would tend to rise as they approach expiration. This backwardation may benefit the Fund because it will sell more expensive contracts and buy less expensive contracts on an ongoing basis. The degree of backwardation is also shown in the following table.

Conversely, in the event of a futures market where near to expire contracts trade at a lower price than longer to expire contracts, a situation referred to as “contango,” then absent the impact of the overall movement in wheat prices the value of the Benchmark Component Futures Contracts would tend to decline as they approach expiration. If the prices of wheat and wheat futures were to decline, for example, because of a resolution of the Russia-Ukraine conflict, the Fund would experience the negative impact of contango.

DATA POINT	JANUARY 27, 2022 TO FEBRUARY 23, 2022 (20 TRADING DAYS BEFORE THE RUSSIAN INVASION)	FEBRUARY 24, 2022 TO MARCH 23, 2022 (20 TRADING DAYS AFTER THE RUSSIAN INVASION)
Wheat prices	Average SPOT Wheat Price = $7.8632	Average SPOT Wheat Price = $11.13713
Wheat futures prices	Average Futures Price Across next 4 contracts (excluding SPOT month) = $7.8971	Average Futures Price Across next 4 contracts (excluding SPOT month) = $10.25
Average volume of futures	Average Volume Across next 4 contracts (excluding SPOT month) = 19,409	Average Volume Across next 4 contracts (excluding SPOT month) = 34,279
Degree of backwardation / Roll Yield*	Average Daily Roll Yield to SPOT Across 7 Contracts Period Averaged = -0.23% (contango)	Average Daily Roll Yield to SPOT Across 7 Contracts Period Averaged = +26.56% (backwardation)
Fund share prices	Average Price = $7.5737	Average Price = $10.18
Average share volume	639,398	8,273,913

DATA POINT	JANUARY 27, 2022 TO FEBRUARY 23, 2022 (20 TRADING DAYS BEFORE THE RUSSIAN INVASION)	FEBRUARY 24, 2022 TO MARCH 23, 2022 (20 TRADING DAYS AFTER THE RUSSIAN INVASION)
Soybean prices	Average SPOT Soybean Price = $15.6290	Average SPOT Soybean Price = $16.7648
Soybean futures prices	Average Futures Price Across next 4 contracts (excluding SPOT month) = $15.2850	Average Futures Price Across next 4 contracts (excluding SPOT month) = $15.89
Average volume of futures	Average Volume Across next 4 contracts (excluding SPOT month) = 32,288	Average Volume Across next 4 contracts (excluding SPOT month) = 32,104
Degree of backwardation / Roll Yield*	Average Daily Roll Yield to SPOT Across 7 Contracts Period Averaged = +7.36% (backwardation)	Average Daily Roll Yield to SPOT Across 7 Contracts Period Averaged = +14.76% (backwardation)
Fund share prices	Average Price = $25.9898	Average Price = $27.33475
Average share volume	86,080	144,935

DATA POINT	JANUARY 27, 2022 TO FEBRUARY 23, 2022 (20 TRADING DAYS BEFORE THE RUSSIAN INVASION)	FEBRUARY 24, 2022 TO MARCH 23, 2022 (20 TRADING DAYS AFTER THE RUSSIAN INVASION)
Corn prices	Average SPOT Corn Price = $6.4170	Average SPOT Corn Price = $7.3895
Corn futures prices	Average Futures Price Across next 4 contracts (excluding SPOT month) = $6.1519	Average Futures Price Across next 4 contracts (excluding SPOT month) = $6.7683
Average volume of futures	Average Volume Across next 4 contracts (excluding SPOT month) = 59,695	Average Volume Across next 4 contracts (excluding SPOT month) = 75,493
Degree of backwardation / Roll Yield*	Average Daily Roll Yield to SPOT Across 7 Contracts Period Averaged = +6.55% (backwardation)	Average Daily Roll Yield to SPOT Across 7 Contracts Period Averaged = +15.44% (backwardation)
Fund share prices	Average Price = $23.1337	Average Price = $25.846
Average share volume	223,271	622,678

DATA POINT	JANUARY 27, 2022 TO FEBRUARY 23, 2022 (20 TRADING DAYS BEFORE THE RUSSIAN INVASION)	FEBRUARY 24, 2022 TO MARCH 23, 2022 (20 TRADING DAYS AFTER THE RUSSIAN INVASION)
Sugar prices	Average SPOT Sugar Price = $0.182305	Average SPOT Sugar Price = $0.18863
Sugar futures prices	Average Futures Price Across next 4 contracts (excluding SPOT month) = $0.178154	Average Futures Price Across next 4 contracts (excluding SPOT month) = $0.186628
Average volume of futures	Average Volume Across next 4 contracts (excluding SPOT month) = 22,770	Average Volume Across next 4 contracts (excluding SPOT month) = 17,887
Degree of backwardation / Roll Yield*	Average Daily Roll Yield to SPOT Across 7 Contracts Period Averaged = +5.31% (backwardation)	Average Daily Roll Yield to SPOT Across 7 Contracts Period Averaged = +3.83% (backwardation)
Fund share prices	Average Price = $8.8918	Average Price = $9.3741
Average share volume	71,990	132,885
* Roll yield is a type of return in commodity futures investing that comes from “rolling” shorter-dated contracts for longer-dated contracts. It is driven by the difference in the price of shorter-dated, closer to maturity commodity contracts (in the table above the actual spot price of each commodity is used) and their longer-dated counterparts. Roll yields can either be positive or negative, depending on whether the market is in backwardation or contango, respectively.”

2.
Comment: Please place the discussion of position limits in context by quantifying and disclosing whether you are approaching the position limits of the CFTC or futures exchange rules for each of the component commodities such that the position limits are likely to restrict your ability to continue to invest in the Benchmark Component Futures Contracts. In addition, please disclose your specific plans, if any, to purchase other interests on foreign exchanges or other instruments in the event you are no longer able to purchase Benchmark Component Futures Contracts. To the extent you have discretion under applicable regulatory requirements to invest in these other instruments, so state.

Response:                          The Fund has added the following disclosure:

“There is no way to predict if or when investor demand might cause the Underlying Funds to approach position and/or accountability limits. The Underlying Funds have no intention of purchasing commodity interests on foreign exchanges. The Wheat Fund has not approached existing position limit levels of its Benchmark Component Futures Contracts which are traded on the CME with a 19,300 contract limit. Instead, the fund would file an 8-K and prospectus supplement to include the ability to purchase Kansas City Hard Red Winter Wheat futures or MGEX Hard Red Spring Wheat futures in the same contract size and in the same contract months as its existing Benchmark Component Futures Contract holdings. Position limits are 12,000 contracts on each of the exchanges in the aforementioned futures contracts. The Soybean Fund has not approached existing position limit levels of its Benchmark Component Futures Contracts which are traded on the CME with a 27,300 contract limit. Currently the Soybean Fund holds just over three percent (under 900 contracts) of the CFTC/CME position limits. The Sugar Fund has not approached existing position accountability levels of its Benchmark Component Futures Contracts which are traded on the Intercontinental Exchange (ICE) with a 15,000 contract limit. Currently the Sugar Fund holds just over seven percent (under 1100 contracts) of the ICE accountability levels. Instead, the fund would file an 8-K and prospectus supplement to include the ability to purchase NYSE Sugar futures in the same contract size and in the same contract months as its existing Benchmark Component Futures Contract holdings. Accountability levels are 9000 contracts on the NYMEX. The Corn Fund has not approached existing position limit levels of its Benchmark Component Futures Contracts which are traded on the CME with a 57,800 contract limit. Currently the Corn Fund holds just over ten percent (under 6000 contracts) of the CFTC/CME position limits.

The Underlying Funds’ currently have two futures commission merchants through which they buy and sell futures contracts. The recent volatility in the commodity futures markets may lead one or both of the Funds’ FCMs to impose risk mitigation procedures that could limit the Funds’ investments in futures contracts beyond the accountability and position limits imposed by futures contract exchanges as discussed herein. One of the FCMs has imposed a financial ceiling on initial margin that could change and become more or less restrictive on the Funds’ activities depending upon a variety of conditions beyond the Sponsor’s control. If the Funds’ other current FCM were to impose position limits, or if any other FCM with which the Funds’ establish a relationship in the future were to impose position limits, the Funds’ ability to meet its investment objective could be negatively impacted. The Funds’ continue to monitor and manage its existing relationships with each FCM and will continue to seek additional relationships with FCMs as needed.”

If you have any questions or comments, please call the undersigned at (202) 312-3331 or John Sanders at (202) 312-3332.

Very truly yours, /s/ W. Thomas Conner W. Thomas Conner Shareholder

WTC/JMS

Cc:
Sal Gilbertie
John Sanders
1401 New York Avenue NW, Suite 500 | Washington, DC 20005 | T +1 202 312 3320 | F +1 202 312 3322

Vedder Price P.C. is affiliated with Vedder Price LLP, which operates in England and Wales, Vedder Price (CA), LLP, which operates in California, and Vedder Price Pte. Ltd., which operates in Singapore.